





25 YEARS OF ONLINE ADVERTISING EXPERTISE

REAL REVENUE GENERATION FOR B2B & B2C

FRACTIONAL CHIEF MARKETING OFFICER

AS YOU DO E WE DO BE

Ted Huffman · 2nd

President at Addion, Fractional Chief Marketing Officer

Los Angeles County, California, United States ·
500+ connections · **Contact info**

Addion Addion

Georgetown College

Experience



President
Addion
Jun 2012 – Present · 8 yrs 6 mos
Granada Hills, CA

Agency focusing on bottom-line revenue generation for B2B and B2C clients. We put a significant portion of our fees up as a profit incentive if we can beat your revenue targets on a monthly basis. We focus on valuable channels such as online paid media, and SEO that can lift your key metrics.

We think what makes us different is our relentless focus on your results. Because every month we have to prove ourselves, we have a somewhat obsessive focus on setting measurable goals and working to hit those. Weekly we give reports that show our real results against t ...see mor

Advisor
hobbyDB
2014 – Present · 6 yrs

A technology platform for managing billions of collectable products. It's also more than just a place to research, browse and reminisce. The database powers a collection management system where users can upload images and record data about their own collectibles to keep track of them.   ...see mor



Managing Director

Ionic Media

Jul 2002 – Sep 2012 · 10 yrs 3 mos

Ionic Media Group offers creative marketing solutions to build your business. We develop the strategy and then we use the most cost-effective means to fuse direct response marketing with branding to drive results for you.

...see mor

Director of Internal Applications, Director of Technology Planning

Overture

Apr 1999 – Apr 2002 · 3 yrs 1 mo

Overture (formerly GoTo.com) is the originator of pay-for-performance search engine marketing. Designed, architected and managed delivery of the internal architecture of Overture, receiving several patents in the US. Also oversaw all technology project execution. Joined GoTo pre-IPO and help take revenues to $750mm. Overture is now a division of Yahoo!

Director of Internal Applications

GoTo.com (Overture/Yahoo Search Marketing)

1999 – 2002 · 3 yrs

Show 2 more experiences ⌄

Education



Georgetown College

B.A., English

1986 – 1989



California State University, Northridge

MA, Speech Communications

1989 – 1991

Volunteer experience



Early Stage Marketing

The Trevor Project

Civil Rights and Social Action

Helped with early search engine optimization efforts for The Trevor Project

Web Developer
BREAKING THE CHAINS FOUNDATION
Children



